UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 25, 2023

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Presente

Ref.: Material Fact – Holders’ Meeting – Class 1 Senior Notes

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the “Issuer”) in relation to its 9,75% Class 1 Senior Notes (the “Notes”), issued under the Indenture executed as of May 12, 2022, among the Issuer, The Bank of New York Mellon as trustee, and Banco de Valores S.A. as representative of the Trustee in Argentina (as amended by the First Supplemental Indenture dated October 24, 2022, the "Indenture"), for the purpose of informing that today at 10:00 a.m. the extraordinary meeting of holders of the Notes (the “Holders’ Meeting”) was validly convened and held with the attendance of holders of 36,175,019 Notes, representing a quorum of 65.48% outstanding Notes, resolving to approve the waiver to section 9.1 of the Indenture for the purpose of granting a security trust within the framework of the "Special Regime Agreement for Regularization of Obligations" between the Issuer, the Secretary of Energy of the Ministry of Economy of the Nation and the National Electricity Regulatory Entity executed as of December 29, 2022 (the “Proposed Waiver”).

Furthermore, the Issuer informs that it has consummated its consent solicitation through DTC's ATOP system (the "Consent Solicitation"), subject to the terms and conditions described in the Issuer's Consent Solicitation Statement dated April 10, 2023. Attached hereto as an exhibit is the press release regarding the results of the Consent Solicitation.

Yours faithfully,

Silvana. E. Coria

Market Relations Officer

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)
Announces Results of its Consent Solicitation

(CUSIP Nos. 29244AAL6/P3710FAM6; ISIN Nos.

US29244AAL61/USP3710FAM60)

Buenos Aires, April 25, 2023 – Empresa Distribuidora y Comercializadora Norte S.A. (the “Issuer”) announced today that it has successfully consummated its previously announced solicitation of consents (the “Consent Solicitation”) relating to its 9.75% Senior Notes due 2025 (the “Notes”) thanks to the support of the required majority of holders, made upon the terms and conditions described in the Issuer’s Consent Solicitation Statement, dated April 10, 2023 (the “Statement”).

Morrow Sodali International LLC served as the information, tabulation agent and proxy agent (the “Information, Tabulation and Proxy Agent”) in the Consent Solicitation. In such capacity, the Information, Tabulation and Proxy Agent has attended the Holders’ Meeting that took place on April 25, 2023, and consented to and approved the Proposed Waiver on behalf of the Holders of the Notes who participated in the Consent Solicitation.

Accordingly, the Proposed Waiver will become effective and operative immediately upon execution thereof as to all Holders at the Consent Effective Time, allowing the Issuer to grant the CAMMESA Pledge once the noteholders of the 2024 local notes provide their consent as per the 2022 Agreement and the other conditions precedent set forth in that agreement are satisfied.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. This announcement is also not a solicitation of consents with respect to the Proposed Waiver or otherwise. The Consent Solicitation was made solely through the Statement referred to above and related materials.

Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 25, 2023